Grupo Dataflux, S.A. de C.V.

Date: October 27, 2006

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux / Universidad CNCI
Investor Relations

UNIVERSIDAD CNCI ANUNCIO RESULTADOS AL 3T06

Monterrey, N.L. México a Octubre 27, 2006- La Universidad CNCI, S.A. de C.V. (BMV: CNCI B), la institución educativa privada con mayor cobertura geográfica en México, reportó el día de hoy sus resultados al 3T06.

Resultados Trimestrales al 3T06

Las ventas trimestrales de la Universidad CNCI decrecieron 5% al pasar de Ps$49.1 millones a Ps$46.8 millones. Su remanente bruto registró Ps$38.4 millones decreciendo 4% respecto al mismo trimestre del año previo.

Los gastos de operación en efectivo de la empresa decrecieron 11% al alcanzar los Ps$33.5 millones. Su EBITDA, flujo efectivo de operación, registró Ps$5.0 millones de pesos, creciendo 113% respecto a los Ps$2.3 millones generados al tercer trimestre de 2005.

El costo integral de financiamiento registró Ps$0.08 millones en el tercer trimestre de 2006, en el mismo periodo del año 2005 la empresa contabilizó un costo integral de financiamiento de Ps$0.5 millones. La Universidad reportó así un remanente neto negativo de Ps$1.0 millones y un remanente neto en efectivo positivo de Ps$3.1 millones de pesos.

UNIVERSIDAD CNCI S.A. DE C.V. ESTADO DE RESULTADOS TRIMESTRAL Cifras en miles de pesos constantes	3T05	3T06	Crec %
Ventas	49,123	46,754	*-5%*
Remanente Bruto	40,161	38,495	*-4%*
Remanente de Operación	(2,983)	356	*n.a.*
EBITDA	2,337	4,970	*113%*
Remanente Neto	(4,359)	(963)	*-78%*
Remanente Neto en Efectivo	1,151	3,067	*166%*

Resultados Acumulados a Septiembre de 2006

Las ventas acumuladas de la Universidad CNCI decrecieron 9% a Ps$140.9 millones y su remanente bruto registró Ps$115.3 millones. Los gastos de operación en efectivo de la empresa registraron Ps$103.2 millones de pesos a Septiembre de 2006 viniendo de Ps$112.3 millones a Septiembre de 2005, lo que representa un decremento del 8%. El EBITDA, flujo efectivo de operación, registró Ps$12.2 millones de pesos.

El costo integral de financiamiento registró un saldo de Ps$0.3 millones acumulados a Septiembre de 2006. En el mismo periodo del año 2005 la empresa contabilizó un costo integral de financiamiento positivo de Ps$0.5 millones.

La empresa generó un remanente neto en efectivo de Ps$10.0 millones.

UNIVERSIDAD CNCI S.A. DE C.V.
ESTADO DE RESULTADOS ACUMULADO
Cifras en miles de pesos constantes

	Sep 05	Sep 06	Crec %
Ventas	155,100	140,935	*-9%*
Remanente Bruto	126,946	115,333	*-9%*
Remanente de Operación	923	(634)	*n.a.*
EBITDA	14,664	12,170	*-17%*
Remanente Neto	(307,767)	(1,391)	*-100%*
Remanente Neto en Efectivo	11,689	10,026	*-14%*

Red de planteles de la Universidad CNCI

La red de planteles educativos de la Universidad CNCI actualmente esta conformada por 102 ubicaciones (incluyendo 45 franquicias) en las que se imparte Educación Continua, Educación Media y Superior. A Septiembre de 2005 contaba con 114 ubicaciones. Contamos con 13,187 alumnos cursando sus estudios en nuestra red de planteles propios y 5,801 en nuestra red de franquicias.

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*Remanente: Utilidad.

Con excepción de la información histórica, los asuntos aquí expuestos son eventos futuros que pueden variar en su ejecución.

Perfil de la Compañía
La Universidad CNCI es una empresa que ofrece Servicios de Educación al mercado mexicano y mantiene una inversión del 100% en Todito Card S.A. de C.V., proveedor de servicios de acceso a Internet prepagado, larga distancia, y el servicio de acceso a Internet por suscripción Todito Card Max.

Relación con Inversionistas
Adrián González
Director de Relación con Inversionistas
Universidad CNCI
adrian_gonzalez@dataflux.com.mx
Tel: 818.221.2082
Fax: 818.221.2092

UNIVERSIDAD CNCI S.A. DE C.V.
ESTADO DE RESULTADOS TRIMESTRAL
Cifras en miles de pesos constantes

	3T05	3T06	Crec %
Ventas	49,123	46,754	*-5%*
Costo de Venta	(8,962)	(8,259)	*-8%*
Remanente Bruto	**40,161**	**38,495**	***-4%***
Gastos de Operación	(37,824)	(33,525)	*-11%*
Depreciación y Amortizaciones	(5,320)	(4,614)	*-13%*
Remanente de Operación	**(2,983)**	**356**	*n.a.*
EBITDA	**2,337**	**4,970**	***113%***
Ingresos o gastos financieros, netos	(337)	(661)	*96%*
Utilidad o pérdida cambiaria, neta	8	(217)	*n.a.*
Utilidad o pérdida monetaria, neta	(198)	801	*n.a.*
CIF	**(527)**	**(77)**	*-85%*
Remanente después de Financieros	**(3,510)**	**279**	***n.a***
Otros ingresos (gastos), neto	(849)	(819)	*-4%*
Otros ingresos (gastos), neto No Cash	-	-	*n.a.*
Impuestos	-	(423)	*n.a.*
Remanente Neto	**(4,359)**	**(963)**	*-78%*
Remanente Neto en Efectivo	**1,151**	**3,067**	*166%*

UNIVERSIDAD CNCI S.A. DE C.V.
ESTADO DE RESULTADOS ACUMULADO
Cifras en miles de pesos constantes

	Sep 05	Sep 06	Crec %
Ventas	155,100	140,935	-9%
Costo de Venta	(28,154)	(25,602)	-9%
Remanente Bruto	**126,946**	**115,333**	*-9%*
Gastos de Operación	(112,282)	(103,163)	-8%
Depreciación y Amortizaciones	(13,741)	(12,804)	-7%
Remanente de Operación	**923**	**(634)**	***n.a.***
EBITDA	**14,664**	**12,170**	***-17%***
Ingresos o gastos financieros, netos	(893)	(1,734)	*94%*
Utilidad o pérdida cambiaria, neta	-	114	*n.a.*
Utilidad o pérdida monetaria, neta	422	1,273	*202%*
CIF	**(471)**	**(347)**	*-26%*
Remanente después de Financieros	**452**	**(981)**	***n.a.***
Otros ingresos (gastos), neto	(306,137)	-	*n.a.*
Otros ingresos (gastos), neto No Cash	(2,082)	317	*n.a.*
Impuestos	-	(727)	*n.a.*
Remanente Neto	**(307,767)**	**(1,391)**	***-100%***
Remanente Neto en Efectivo	**11,689**	**10,026**	***-14%***

UNIVERSIDAD CNCI S.A. DE C.V.
BALANCE GENERAL CONSOLIDADO
(En miles de Pesos)

		Sep 05	Sep 06	Crec %
Activo				
Activo Circulante:				
Efectivo e Inversiones Temporales	$	21,534	11,765	-45%
Inventarios		1,612	1,649	2%
Otras cuentas por cobrar		30,326	13,528	-55%
Inversión Temporales (Todito)		12,569	12,075	-4%
Total activo circulante	**$**	**66,041**	**39,017**	**-41%**
Otras cuentas por cobrar		38,253	36,749	-4%
Activos fijos netos		132,830	142,338	7%
Activos diferidos		7,169	7,221	1%
Impuestos diferidos		21,709	23,050	6%
Total activo	**$**	**266,002**	**248,375**	**-7%**
Pasivo y Capital Contable				
Pasivo a corto plazo:				
Proveedores		54,316	34,898	-36%
Otras cuentas por pagar		9,963	19,999	101%
Total pasivo a corto plazo	**$**	**64,279**	**54,897**	**-15%**
Pasivo TV Azteca		1,477	1,419	-4%
Pasivo Largo Plazo		76,664	69,854	-9%
Total pasivo	**$**	**142,420**	**126,170**	**-11%**
Capital Social	$	46,726	44,753	-4%
Act. Al Capital Social		44,502	46,334	4%
Prima por suscrip. de Acciones		454,291	452,811	0%
Insuficiencia en la Actualización		-359,649	-375,850	5%
Res. Ejercicios Anteriores		183,744	-105,459	n.a.
Reserva para Recompra de Acciones		24,080	23,131	-4%
Recompra de Acciones		-5,576	-5,356	-4%
Resultado del Ejercicio		-307,768	-1,391	-100%
Efecto Inicial Acumulado ISR Diferido		43,232	43,232	0%
Total capital contable	**$**	**123,582**	**122,205**	**-1%**
Total pasivo y capital contable	**$**	**266,002**	**248,375**	**-7%**